

05040132

ES
E COMMISSION
20549

VF 4-20-05

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-66091

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2445 Faber Place, Suite 101
(No. and Street)

Palo Alto (City) California (State) 94033 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eric Clow (CFO) 650 949-4914
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chang Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

28 N. First Street, #900 (Address) San Jose (City) California (State) 94113 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
APR 15 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

4/20

BB

OATH OR AFFIRMATION

I, Eric Clow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hina Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Santa Clara

Subscribed and sworn to (or affirmed) Before me on this 14th day of April 2005, by Eric Clow

personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

Notary Public (Seal)

Signature

Chief Financial Officer

Title



L. KADIEV
COMM. #1522286
NOTARY PUBLIC - CALIFORNIA
SANTA CLARA COUNTY
My Comm. Expires Nov. 2, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		-93,601 [3480]
2.	Deduct ownership equity not allowable for Net Capital		0 [3490]
3.	Total ownership equity qualified for Net Capital		-93,601 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		300,000 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		206,399 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	164,286 [3540]	
	B. **Secured demand note deficiency**	0 [3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	0 [3600]	
	D. **Other deductions and/or charges**	0 [3610]	-164,286 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		42,113 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	2 [3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

1. **Exempted securities**		[3735]	
2. **Debt securities**		[3733]	
3. **Options**		[3730]	
4. **Other securities**		[3734]	
D. **Undue Concentration**		[3650]	
E. **Other (List)**			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-2 [3740]
10. Net Capital			42,111 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	1,559 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	37,111 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	39,772 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			23,390 [3790]
17. Add:			
A. **Drafts for immediate credit**		0 [3800]	
B. **Market value of securities borrowed for which no equivalent value is paid or credited**		0 [3810]	
C. **Other unrecorded amounts (List)**			

Kathleen Hart
Supervisor of Examiners, San Francisco District Office


NASD
RECEIVED
APR 1 5 2005

April 1, 2005

VIA CERTIFIED MAIL

Mr. Ken Sin King Tsang
Executive Director
The Hina Group, Inc.
2445 Faber Place, Suite 101
Palo Alto, CA 94303

Dear Mr. Tsang:

This acknowledges receipt of your December 31, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. Notarized Oath of Affirmation;
2. Computation of Net Capital;
3. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part II or Part IIA, if material differences existed. If no material differences existed, a statement so stating; and
4. A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 15, 2005. Questions may be addressed to Bradley Gaedje at 415-882-1218.

Sincerely,

Kathleen Hart
Supervisor of Examiners

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Rosalind R. Tyson, Securities and Exchange Commission
Chang Accountancy Corp.